SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: March 19, 2012

China Kanghui Holdings Reports Fourth Quarter and Full Year 2011 Financial Results

4Q11 Net Revenue Increased 33.6% Year-Over-Year

4Q11 Net Income Increased 53.8% Year-Over-Year

Full Year 2011 Net Revenue Increased 34.7% Year-Over-Year

Full Year 2011 Net Income Increased 21.5% Year-Over-Tear

CHANGZHOU, March 19, 2012 – China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced its unaudited financial results for the fourth quarter and full year 2011.

Fourth Quarter 2011 Highlights

•	Total net revenue for the fourth quarter of 2011 increased by 33.6% year-over-year to RMB96.6 million from RMB72.3 million in the corresponding period of the prior year.

•	Gross profit for the fourth quarter of 2011 increased by 32.3% year-over-year to RMB69.2 million from RMB52.3 million in the corresponding period of the prior year.

•	Operating income for the fourth quarter of 2011 increased by 17.0% year-over-year to RMB35.8 million from RMB30.6 million in the corresponding period of the prior year.

•	Net income for the fourth quarter of 2011 increased by 53.8% year-over-year to RMB42.3million from RMB27.5 million in the corresponding period of the prior year.

•	Non-GAAP[1] net income for the fourth quarter of 2011 increased by 57.4% year-over-year to RMB44.4 million from RMB28.2 million in the corresponding period of the prior year.

[1]

All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company's use of non-GAAP information set forth elsewhere in this press release.

[2]	Each of the Company’s American Depositary Shares (“ADS”), which are traded on New York Stock Exchange, represents six of the Company’s ordinary shares.
[3]

This announcement contains translations of certain Renminbi (“RMB”) amounts into US dollars (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended December 31, 2011 were made at the noon buying rate of RMB6.2939 to $1.00 on December 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Full Year 2011 Highlights

•	Total net revenue for the full year 2011 increased by 34.7% year-over-year to RMB327.0 million from RMB242.8 million for the full year 2010.

•	Gross profit for the full year 2011 increased by 36.8% year-over-year to RMB234.5 million from RMB171.4 million for the full year 2010.

•	Operating income for the full year 2011 increased by 22.5% year-over-year to RMB132.3 million from RMB108.0 million for the full year 2010.

•	Net income for the full year 2011 increased by 21.5% year-over-year to RMB121.1 million from RMB99.7 million for the full year 2010.

•	Non-GAAP[1] net income for the full year 2011 increased by 19.3% year-over-year to RMB128.5 million from RMB107.7 million for the full year 2010.

Mr. Libo Yang, Chief Executive Officer of the Company, stated, “We are very pleased that Kanghui once again exceeded expectations and delivered another strong quarterly financial performance in the fourth quarter of 2011. We continued to expand our market share in China, while further penetrated our existing international sales channels at the same time. Our fourth quarter success concluded a very successful 2011 for Kanghui. With our sustainable advantages, a proven product line, and an exciting new product pipeline, we believe we are well positioned to deliver another successful year in 2012.”

Ms. Sarah Wang, Chief Financial Officer of Kanghui, commented, “Our strong fourth quarter financial results reflect our ability to consistently execute on our growth strategy. During the fourth quarter, we experienced strong sales growth across all product segments and markets, driven by the strong demand for our existing product lines. For 2012, we intend to continue with the solid momentum and foundation that we had built in 2011 and to launch additional new products throughout the year to further establish Kanghui as a leading international provider of innovative and diversified orthopedic products.”

Fourth Quarter 2011 Financial and Operating Results

Net revenue increased by 33.6% year-over-year to RMB96.6 million ($15.3 million) in the fourth quarter of 2011 from RMB72.3 million in the corresponding period of the prior year. Net revenue from trauma products increased by 45.4% year-over-year to RMB63.7 million ($10.1 million) in the fourth quarter of 2011 from RMB43.8 million in the corresponding period of the prior year. Net revenue from spine products increased by 28.4% year-over-year to RMB28.5 million ($4.5 million) in the fourth quarter of 2011 from RMB22.2 million in the corresponding period of the prior year. Net revenue from OEM products decreased by 30.2% year-over-year to RMB4.4 million ($0.7 million) in the fourth quarter of 2011 from RMB6.3 million in the corresponding period of the prior year. Domestic sales of proprietary products increased by 26.8% year-over-year to RMB70.0 million ($11.1 million) in the fourth quarter of 2011 from RMB55.2 million in the corresponding period of the prior year, while international sales of proprietary products increased by 105.6% year-over-year to RMB22.2 million ($3.5 million) in the fourth quarter of 2011 from RMB10.8 million in the corresponding period of the prior year.

In the fourth quarter of 2011, cost of revenue increased by 36.5% year-over-year to RMB27.3 million ($4.3 million) from RMB20.0 million in the corresponding period of the prior year. Gross profit increased by 32.3% year-over-year to RMB69.2 million ($11.0 million) in the fourth quarter of 2011 from RMB52.3 million in the corresponding period of the prior year. Gross margin for the fourth quarter of 2011 was 71.6%, compared to 72.3% in the corresponding period of the prior year.

Selling expenses increased by 29.2% year-over-year to RMB14.6 million ($2.3 million) in the fourth quarter of 2011 from RMB11.3 million in the corresponding period of the prior year. General and administrative expenses increased by 50.0% year-over-year to RMB13.2 million ($2.1 million) in the fourth quarter of 2011 from RMB8.8 million in the corresponding period of the prior year. Research and development expenses increased by 229.4% year-over-year to RMB5.6 million ($0.9 million) in the fourth quarter of 2011 from RMB1.7 million in the corresponding period of the prior year.

Operating income increased by 17.0% to year-over-year RMB35.8 million ($5.7 million) in the fourth quarter of 2011 from RMB30.6 million in the corresponding period of the prior year. Operating margin decreased to 37.1% in the fourth quarter of 2011 from 42.3% in the corresponding period of the prior year.

Income tax benefit in the fourth quarter of 2011 was RMB0.3 million ($54,000), compared to an income tax expense of RMB2.6 million in the corresponding period of the prior year.

Net income was RMB42.3 million ($6.7 million) in the fourth quarter of 2011, representing a year-over-year increase of 53.8% from RMB27.5 million in the corresponding period of the prior year. On a diluted per ADS2 basis, the Company reported net income per diluted ADS of RMB1.65 ($0.26) in the fourth quarter of 2011, compared to a net income per diluted ADS of RMB1.10 in the corresponding period of the prior year.

Non-GAAP net income, which excludes share based compensation expenses, increased by 57.4% to RMB44.4 million ($7.1 million) from RMB28.2 million in the corresponding period of the prior year. The Company reported non-GAAP net income per diluted ADS of RMB1.72 ($0.27) in the fourth quarter of 2011, compared to a non-GAAP net income per diluted ADS of RMB1.12 in the corresponding period of the prior year.

During the fourth quarter of 2011, the Company had a weighted average diluted share count of 154.3 million shares (equivalent to 25.7 million ADSs), compared to 150.6 million shares (equivalent to 25.1 million ADSs) in the corresponding period of the prior year.

Full Year 2011 Financial and Operating Results

For the full year ended December 31, 2011, net revenue increased 34.7% year-over-year to RMB327.0 million ($52.0 million) from RMB242.8 million for the prior year. Net revenue from trauma products increased 30.7% year-over-year to RMB201.6 million ($32.0 million) from RMB154.3 million for the prior year. Net revenue from spine products increased 45.6% year-over-year to RMB99.3 million ($15.8 million) from RMB68.2 million for the prior year. Net revenue from OEM products increased 28.6% year-over-year to RMB26.1 million ($4.1 million) from RMB20.3 million for the prior year. The increase in revenue for full year 2011 also reflects international revenue growth of 48.6% and domestic revenue growth of 32.4%, on a year-over-year basis.

Gross profit for the full year 2011 increased 36.8% year-over-year to RMB234.5 million ($37.3 million) from RMB171.4 million in the prior year. Operating income for full year 2011 increased 22.5% year-over-year to RMB132.3 million ($21.0 million) from RMB108.0 million for the prior year.

Net income for the full year 2011 increased by 21.5% year-over-year to RMB121.1 million ($19.2 million) from RMB99.7 million for the prior year. This is equivalent to RMB4.72 ($0.75) per diluted ADS in the full year 2011. Non-GAAP net income for the full year 2011, which excludes share-based compensation expenses, increased by 19.3% year-over-year to RMB128.5 million ($20.4 million) from RMB107.7 million for the prior year. This is equivalent to RMB5.01 ($0.80) per diluted ADS in the full year 2011.

The weighted average number of diluted shares outstanding was 154.0 million, equivalent to 25.7 million ADSs, for the year ended December 31, 2011, compared to a weighted average of 100.3 million diluted shares outstanding, equivalent to 16.7 million ADSs, for the year ended December 31, 2010.

Balance Sheet

As of December 31, 2011, the Company had cash and cash equivalents of RMB380.1million ($60.4 million), compared to RMB262.5 million as of December 31, 2010. As of December 31, 2011, the Company held short-term investments of RMB77.0 million ($12.2 million), compared to RMB266.7 million as of December 31, 2010.

Business Outlook

Mr. Yang added, “Our progress in 2011 has laid a solid foundation for our continued growth in 2012, as we are focused on further penetrating both our existing domestic and international markets while expanding into new growth opportunities. As we successfully obtained FDA approvals for TGM’s Helicon™ Hip System (“HHS”), Milestone Knee System (“MKS”) and related surgical instruments, we intend to launch these products this year to kick start our reconstructive joint segment. We have a good start in 2012 and will continue to position Kanghui as a leader in product quality in the fast-growing and relatively underserved joint reconstruction market in China.”

The Company anticipates revenue for full year 2012 will be in the range of RMB392 million to RMB403 million, which represents year-over-year growth of 20% to 23%. The Company also estimates its full year 2012 non-GAAP net income to be in the range of RMB146 million to RMB153 million.

Non-Cash Share-Based Compensation Expense Discussion

The Company recognized non-cash share-based compensation expenses of RMB2.0 million ($0.3 million) in the fourth quarter of 2011 and RMB7.4 million ($1.2 million) for full year 2011.

The Company classified these non-cash share-based compensation expenses in its costs of revenue, selling expenses, general and administrative expenses as well as in research and development expenses. The break out of these expenses per line item is provided in the financial tables attached to this press release.

The Company has provided a non-GAAP presentation of results which excludes the non-cash share-based compensation expenses. Please refer to the non-GAAP presentation provided in the appendix for a year-over-year comparison of non-cash share-based compensation expenses. The Company believes that this non-GAAP presentation is a helpful tool for the Company to plan and forecast future periods and both management and investors benefit from referring to such non-GAAP presentation in assessing the performance of the Company.

Conference Call

Kanghui will hold a corresponding conference call and live webcast at 8:00 a.m. ET on Monday, March 19, 2012 (8:00 p.m. Beijing time on Monday, March 19, 2012) to discuss fourth quarter and full year 2011 results and answer questions from investors. Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	51428308

A replay of the webcast will be accessible through March 26, 2012 on http://ir.kanghui.com or by dialing:

US Toll Free:	+1-866-214-5335
US Toll/International:	+1-718-354-1232
Passcode:	51428308

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine, and has an extensive nationwide network of distributors for its products in China, as well as in 28 other countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products and product lines, and enhancing existing products and product lines. For more information, please visit www.kanghui.com.

Use of Non-GAAP Financial Measures

The Company has included non-GAAP financial measures in this press release. Non-GAAP financial measures are defined as GAAP gross profit excluding non-cash share-based compensation expenses, operating income excluding non-cash share-based compensation expenses, net income excluding non-cash share-based compensation expenses, net margin excluding non-cash share-based compensation expenses, basic earnings per share and per ADS excluding non-cash share-based compensation expenses, and diluted earnings per share and per ADS excluding non-cash share-based compensation expenses. The Company believes that management and investors benefit from referring to the non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The use of non-GAAP financial measures has limitations and readers should not consider non-GAAP financial measures in isolation from or as alternatives to consolidated financial metrics prepared in accordance with U.S. GAAP. Readers are encouraged to refer to the reconciliation of non-GAAP measures to GAAP measures included herein.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature, including, among other things, the Company’s unaudited operating results for 2011 and anticipated operating results for 2012, new product introductions and the respective timetable, the demand for joint reconstruction products in China, future prospects of the Company and the ability for the Company to realize its business plans for 2012. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The actual results and other circumstances of the Company may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter 2011 are preliminary, unaudited and subject to audit adjustment. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the Company’s beliefs regarding its strengths and strategies; the Company’s ability to expand its international business; the Company’s ability to develop and successfully market new products in China and internationally; the Company’s current expansion strategy, including its ability to expand its manufacturing and research and development facilities and capabilities and the Company’s future prospects, business development, results of operations and financial condition. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year 2010, as filed with the Securities and Exchange Commission on June 3, 2011, and are available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 5 of the Company’s annual report for fiscal year 2010 and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission, which can be found on the Company’s website at www.kanghui.com or at www.sec.gov.

Contact Information

China Kanghui Holdings Investor Relations Department

+1-888-321-2558

Asia Bridge Capital Limited

Carene Toh

+86-186 1835 6339

carene.toh@asiabridgegroup.com

China Kanghui Holdings

Summary - Fourth Quarter and Full Year 2011

(RMB in thousands, except for per share data and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2010	2011	2010	2011
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue	72,285	96,562	242,754	326,954
Gross profit	52,304	69,221	171,447	234,500
Non-GAAP gross profit	52,352	69,269	171,638	234,696
Operating income	30,550	35,797	107,969	132,346
Non-GAAP operating income	31,211	37,813	115,964	139,719
Net income	27,529	42,344	99,707	121,077
Non-GAAP net income	28,190	44,360	107,702	128,450
Earnings per share -basic	0.20	0.30	0.30	0.87
Earnings per share -diluted	0.18	0.27	0.27	0.79
Earnings per ADS -basic	1.21	1.81	1.81	5.22
Earnings per ADS -diluted	1.10	1.65	1.60	4.72
Non-GAAP earnings per share -basic	0.21	0.32	0.39	0.92
Non-GAAP earnings per share -diluted	0.19	0.29	0.35	0.83
Non-GAAP earnings per ADS -basic	1.24	1.90	2.36	5.54
Non-GAAP earnings per ADS -diluted	1.12	1.72	2.08	5.01

- Revenue By Product Category
Trauma	43,747	63,602	154,220	201,528
Spine	22,236	28,523	68,210	99,349
OEM	6,302	4,437	20,324	26,077
- Revenue by Business Sector
Domestic	55,168	69,950	182,528	241,601
International	10,815	22,175	39,902	59,276
OEM	6,302	4,437	20,324	26,077

China Kanghui Holdings

Consolidated Balance Sheets

(Expressed in thousands)

	As of December 31, 2010	As of December 31, 2011
	RMB Audited	RMB Unaudited	US$ Unaudited
Assets
Current assets:
Cash and cash equivalents	262,476	380,092	60,391
Bills receivable	8,163	5,873	933
Short-term investments	266,673	76,998	12,234
Accounts receivable, net	55,131	87,578	13,915
Inventories, net	86,266	110,907	17,621
Prepayments and other current assets	11,693	13,428	2,135
Deferred tax assets	12,134	9,090	1,444
Amount due from related parties	644	5,672	901

Total current assets	703,180	689,638	109,574

Non-current assets:
Property, plant and equipment, net	107,237	259,825	41,282
Intangible assets, net	46,995	62,026	9,855
Prepaid land lease payments	23,298	22,812	3,624
Goodwill	131,527	155,341	24,681
Long-term investments	—	25,204	4,004
Deposits for non-current assets	37,507	4,731	752
Deferred tax assets	2,436	2,444	388
Other long-term assets	—	257	41

Total non-current assets	349,000	532,640	84,627

Total assets	1,052,180	1,222,278	194,201

Liabilities and equity
Current liabilities:
Accounts payable	15,086	19,278	3,063
Accrued expenses and other liabilities	47,433	65,388	10,389
Income tax payable	2,830	5,800	922
Deferred revenue	289	—	—
Uncertain tax positions	8,004	4,197	667
Amount due to related parties	4,040	1,137	181

Total current liabilities	77,682	95,800	15,222

Non-current liabilities:
Deferred government grants	5,511	6,409	1,018
Deferred tax liabilities	11,700	14,857	2,361

Total non-current liabilities	17,211	21,266	3,379

Total liabilities	94,893	117,066	18,601

Equity:
Ordinary shares (par value of US$0.001 per share; 1,000,000,000 shares authorized as of December 31, 2010 and December 31, 2011 (unaudited); 136,821,600 shares issued and outstanding as of December 31, 2010 and 140,401,842 shares issued and outstanding as of December 31, 2011 (unaudited))	999	1,022	162
Additional paid-in capital	892,298	912,972	145,057
Accumulated other comprehensive loss	(16,737)	(19,604)	(3,115)
Statutory reserves	31,247	45,417	7,216
Retained earnings	49,480	156,387	24,847

Total China Kanghui Holdings shareholders’ equity	957,287	1,096,194	174,167
Non-controlling interests	—	9,018	1,433

Total equity	957,287	1,105,212	175,600

Total liabilities and equity	1,052,180	1,222,278	194,201

China Kanghui Holdings

Consolidated Statements of Operations

Expressed in thousands, except share and per share data

	Three Months Ended December 31,			Year Ended December 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Net revenue	72,285	96,562	15,342	242,754	326,954	51,948
Cost of revenue	(19,981)	(27,341)	(4,344)	(71,307)	(92,454)	(14,689)

Gross profit	52,304	69,221	10,998	171,447	234,500	37,259

Operating expenses:
Selling expenses	(11,273)	(14,573)	(2,315)	(28,230)	(41,572)	(6,605)
General and administrative expenses	(8,756)	(13,203)	(2,098)	(29,765)	(48,415)	(7,692)
Research and development expenses	(1,725)	(5,648)	(897)	(5,483)	(12,167)	(1,933)

Operating income	30,550	35,797	5,688	107,969	132,346	21,029
Interest income	1,058	5,384	855	2,915	15,927	2,530
Government grants	3,130	1,141	181	3,490	4,331	688
Other income	91	—	—	569	1,860	296
Other expenses	(422)	(81)	(13)	(735)	(1,885)	(299)
Foreign exchange loss	(4,259)	(440)	(70)	(7,340)	(8,564)	(1,361)

Income before income taxes	30,148	41,801	6,641	106,868	144,015	22,883
Income tax (expense) benefit	(2,619)	340	54	(7,161)	(23,529)	(3,738)

Net income	27,529	42,141	6,695	99,707	120,486	19,145
Net loss attributable to non-controlling interests	—	203	32	—	591	94

Net income attributable to China Kanghui Holdings	27,529	42,344	6,727	99,707	121,077	19,239

Accretion of redeemable convertible preferred shares:
Series A	—	—	—	(7,572)	—	—
Series B	—	—	—	(54,988)	—	—
Series B-1	—	—	—	(2,844)	—	—

Net income attributable to ordinary shareholders	27,529	42,344	6,727	34,303	121,077	19,239

Earnings per share:
Basic	0.20	0.30	0.05	0.30	0.87	0.14
Diluted	0.18	0.27	0.04	0.27	0.79	0.12

Shares used in earnings per share computation:
Basic	136,821,600	140,401,842	140,401,842	88,408,057	139,086,102	139,086,102
Diluted	150,615,232	154,311,169	154,311,169	100,346,612	153,972,265	153,972,265

Share-based compensation charges incurred during the period related to:

Cost of revenue	48	48	7	191	196	30
Selling expenses	107	149	23	455	478	74
General and administrative expenses	457	1,770	274	7,158	6,502	1,007
Research and development expenses	49	49	8	191	197	31

Total	661	2,016	312	7,995	7,373	1,142

China Kanghui Holdings

Reconciliations of Non-GAAP Results to GAAP Results of Operations

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2010	2011	2010	2011
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue	72,285	96,562	242,754	326,954

Non-GAAP net income	28,190	44,360	107,702	128,450
Non-GAAP net margin	39.0%	45.9%	44.4%	39.3%
Share-based compensation	(661)	(2,016)	(7,995)	(7,373)

GAAP net income	27,529	42,344	99,707	121,077
GAAP net margin	38.1%	43.9%	41.1%	37.0%

Non-GAAP earnings per share -basic	0.21	0.32	0.39	0.92
Non-GAAP earnings per share -diluted	0.19	0.29	0.35	0.83
Non-GAAP earnings per ADS -basic	1.24	1.90	2.36	5.54
Non-GAAP earnings per ADS -diluted	1.12	1.72	2.08	5.01

GAAP earnings per share -basic	0.20	0.30	0.30	0.87
GAAP earnings per share -diluted	0.18	0.27	0.27	0.79
GAAP earnings per ADS -basic	1.21	1.81	1.81	5.22
GAAP earnings per ADS -diluted	1.10	1.65	1.60	4.72

Shares used in computation of:
Basic earnings per share	136,821,600	140,401,842	88,408,057	139,086,102
Diluted earnings per share	150,615,232	154,311,169	100,346,612	153,972,265
Basic earnings per ADS	22,803,600	23,400,307	14,734,676	23,181,017
Diluted earnings per ADS	25,102,539	25,718,528	16,724,435	25,662,044

Non-GAAP operating income	31,211	37,813	115,964	139,719
Non-GAAP operating margin	43.2%	39.2%	47.8%	42.7%
Share-based compensation	(661)	(2,016)	(7,995)	(7,373)

GAAP operating income	30,550	35,797	107,969	132,346
GAAP operating margin	42.3%	37.1%	44.5%	40.5%

Non-GAAP gross profit	52,352	69,269	171,638	234,696
Non-GAAP gross margin	72.4%	71.7%	70.7%	71.8%
Share-based compensation	(48)	(48)	(191)	(196)

GAAP gross profit	52,304	69,221	171,447	234,500
GAAP gross margin	72.4%	71.7%	70.6%	71.7%